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07001652

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXES AMERICA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE 225
(No. and Street)

NEW YORK (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAKIKO KISHIDA (212) 922-1795
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERSON & CORRADO, LLP
(Name – *if individual, state last, first, middle name*)

25 WEST 43RD STREET, SUITE 920 (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Hajime Sagawa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXES AMERICA, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

Notary Public

PHYLLIS SPIRELLI
Notary Public - State of Florida
My Commission Expires Oct 30, 2010
Commission # DD 573531
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
AXES AMERICA, LLC
(A LIMITED LIABILITY COMPANY)
SEC NO. 8-50037
DECEMBER 31, 2006
WITH REPORT OF INDEPENDENT AUDITORS
AND SUPPLEMENTARY REPORT ON INTERNAL CONTROL
FILED IN ACCORDANCE WITH RULE 17A-5(E)(3)
AS A PUBLIC DOCUMENT

AXES AMERICA, LLC

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2006

Contents

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Report of Independent Auditor's

To the Members
Axes America, LLC

We have audited the accompanying statement of financial condition of Axes America, LLC (the "Company") as of December 31, 2006, and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Axes America, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson & Corrado, LLP

New York, New York
January 19, 2007

AXES AMERICA, LLC

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2006
Assets		
Cash	$	2,099,243
Investments, at market		76,396
Other assets		12,327
Total assets	$	2,187,966
Liabilities and capital		
Accounts payable and accrued expenses	$	134,747
Advance from customer		1,743,795
Total liabilities		1,878,542
Capital		
Members' capital		309,424
Total liabilities and capital	$	2,187,966

See accompanying notes.

AXES AMERICA, LLC

STATEMENT OF INCOME

	FOR THE YEAR ENDED DECEMBER 31, 2006
Revenues	
Investment advisory fees	$ 3,162,000
Total Revenues	3,162,000
Expenses	
General and administrative	282,242
Professional fees	29,571
Advisory fees	22,582
Total expenses	334,395
Income before income taxes	2,827,605
Other income (expenses)	
Unrealized gain on investments	12,480
Income tax provision	(116,815)
Interest and dividend income	95,301
Total other income (expenses)	(9,034)
Net income	$ 2,818,571

See accompanying notes.

AXES AMERICA, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

	FOR THE YEAR ENDED DECEMBER 31, 2006
Members' Capital at January 1, 2006	$ 297,442
Net income	2,818,571
Distributions	(2,806,589)
Members' Capital at December 31, 2006	$ 309,424

See accompanying notes.

AXES AMERICA, LLC

STATEMENT OF CASH FLOWS

		FOR THE YEAR ENDED DECEMBER 31, 2006
Cash flow from operating activities		
Net income	$	2,818,571
Adjustment to reconcile net income to net cash provided by operating activities		
Depreciation		3,708
Changes in operating assets and liabilities:		
Increase in investments, at market		(31,680)
Decrease in fees receivable		9,121
Decrease in other assets		578
Increase in accounts payable and accrued expenses		115,277
Increase in advances from customer		1,743,795
Net cash provided by operating activities		4,659,370
Cash flow from financing activities		
Member distributions		(2,806,589)
Net cash used in financing activities		(2,806,589)
Increase in cash		1,852,781
Cash - beginning of the year		246,462
Cash - end of the year	$	2,099,243

See accompanying notes.

Note 1 – General Information

Axes America, LLC (the "Company") was formed in the state of Delaware on February 14, 1997. The Company will continue indefinitely unless it is earlier terminated in accordance with the Limited Liability Company Agreement by a majority of the common interest of the members or pursuant to the Delaware Limited Liability Company Act. Effective May 28, 1998 (commencement of operations), the Company obtained registration as a broker-dealer pursuant to the Securities Exchange Act of 1934, as amended.

The Company acts as an introducing broker for securities transactions initiated by an affiliated entity. All transactions for its customers are cleared through and carried by a member of the National Association of Securities Dealers, Inc. and of major national securities exchanges on a fully disclosed basis. Accordingly, customer positions are not reflected in the accompanying statement of financial condition.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Revenue Recognition - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Certain investment research and advisory fees are received quarterly in advance and recognized as earned on a pro rata monthly basis. Private placement fees are recognized as earned upon the completion of the related services.

The Company also provided general investment research and advisory services to affiliated entities for fixed monthly fees, this agreement terminated in June 2006. In addition, the Company provides certain private placement and product development services to affiliated and non-affiliated entities. Fees for such services are either a fixed amount, or based upon a percentage of the assets involved in the transaction.

Fixed Assets - Items capitalized as fixed assets are recorded at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets: equipment, three years, and furniture and fixtures, seven years.

Income Taxes - The Company does not record a provision for Federal or State income taxes because the individual members report their share of the Company's income or loss on their personal income tax returns. The Company does record a provision for New York City Unincorporated Business Tax.

Note 2 – Summary of Significant Accounting Policies (continued)

Accounts Receivable - The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fair Value of Financial Instruments - The fair market value of financial instruments recognized in the statement of financial condition is based on quoted market values.

During the year ended December 31, 2006, the Company exercised its warrant to purchase 1,200 shares of The Nasdaq Market, Inc. (NASD) stock at $16 per share.

Investments at December 31, 2006 consist of 2,400 shares of common stock in NASD, and 250 shares of class A Series 7 preferred stock in China Online, Inc.

The following is a summary of investments as of December 31, 2006:

	Cost	Gross Unrealized Gain	Gross Unrealized (Losses)	Fair Value
Investments:				
Common stock	$ 37,200	$ 36,696	$ -.-	$ 73,896
Preferred stock	2,500	-.-	-.-	2,500
	$ 39,700	$ 36,696	$ -.-	$ 76,396

Note 3 – Member Allocations and Distributions

Net income is allocated to the members' capital accounts in proportion to each members' respective ownership interest in the Company.

Cash distributions may be made at the discretion of the Company's elected managers. During 2006, the total amount of distributions totaled $2,806,589.

Note 4 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $235,352, which was $111,053 in excess of the required minimum capital of $100,000 and its ratio of aggregate indebtedness to net capital was 7.98 to 1.

Note 5 – Related Party Transactions

Under the terms of the Limited Liability Company Agreement, managers may receive compensation for services rendered. During 2006, managers received $12,000 of compensation expense for such services.

5% of the investment advisory fees earned during the year ended December 31, 2006, were from offshore affiliated entities which are owned by the members of the Company.

Note 6 - Commitments

Rent expense for the year ended December 31, 2006, is approximately $50,186.

Future minimum obligations under non-cancelable operating leases at December 31, 2006, are as follows:

2007	$	59,302
2008		60,785
2009		62,304
2010		63,862
2011		21,462
Total	$	267,715

Note 7 – Significant Contract

In May 2006, the Company entered into an agreement with Olympus Corporation (the "Client") whereas the Company will assist the Client as its financial advisor and agent. Upon the signing of the agreement, the Client paid an up-front non-refundable basic fee of $3,000,000 plus an additional $2,000,000 to be held by the Company on account for disbursements incurred or to be incurred. The disbursements include reasonable fees and expenses of counsel. In addition, a further fee of $2,000,000 is payable to the Company on the first anniversary of the agreement. The Company is also entitled to certain future contingent payments as defined in the contract upon the consummation of a transaction with a third party. The agreement may be terminated by the client by giving a written notice. Upon termination of the agreement the Company is due any unpaid portion of the basic fee and the Company shall pay back to the Client any amount still held on account for disbursements. As of December 31, 2006, the customer advance was $1,743,795.

Note 8 – Income Taxes

The income tax provision for the year ended December 31, 2006:

Local:		
Current	$	116,815

Note 9 - Concentrations

During the year ended December 31, 2006, 96% of revenue was earned from one company.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceed the maximum coverage provided by the FDIC on insured depositor accounts.

*****

AXES AMERICA, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

		DECEMBER 31, 2006
Computation of net capital		
Total members' capital from statement of fincancial condition	$	309,424
Deductions:		
Non-allowable assets		
Investments - not readily marketable		2,500
Other assets		12,327
Net capital before haircuts	$	294,597
Stocks and warrants	$	11,084
Haircuts on securities		41,495
Undue Concentrations		6,666
Net capital	$	235,352
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requires (6-2/3% of aggregated indebtness)		125,236
Minimum dollar net capital requirement		100,000
Net capital requirement (greater of above)		125,236
Excess net capital	$	110,116
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	134,747
Advances		1,743,795
Aggregate indebtedness	$	1,878,542
Ratio of aggregate indebtedness to net capital		7.98:1.0

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A amended as of February 20, 2007.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMNENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Supplementary Report on Internal Control Required by SEC Rule 17a-5

To the Members
Axes America, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Axes America, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the following periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements

being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Berson & Corrado, LLP

New York, New York
January 19, 2007

END